EXHIBIT 11.1

QUAKER CITY BANCORP, INC.

COMPUTATION OF EARNINGS PER SHARE

		Three Months Ended March 31, 2004	Nine Months Ended March 31, 2004
A	Average common shares outstanding	6,228,208	6,237,497

B	Net earnings for period	$5,976,000	$16,825,000

	Basic earnings per share [ B / A ]	$0.96	$2.70

	Common share equivalents:

C	Average stock options outstanding	661,115	684,879

D	Average option exercise price	$21.66	$21.51

E	Exercise proceeds [ C x D ]	$14,319,751	$14,731,747

F	Tax benefit on non-qualified options	$6,848,127	$6,205,430

G	Total exercise proceeds [ E + F ]	$21,167,878	$20,937,177

H	Average market price in period	$46.32	$43.19

I	Shares repurchased at market price [ G / H ]	456,992	484,769

J	Increase in common shares [ C - I ]	204,123	200,110

K	Shares outstanding and equivalents [ A + J ]	6,432,331	6,437,607

L	Net earnings for period	$5,976,000	16,825,000

	Diluted earnings per share [ L / K ]	$0.93	$2.61